SHOWDEO

Company Purpose

Empower lecturers, professors and teachers to easily create **INTERACTIVE** course content in the YouTube age with **REAL-TIME FEEDBACK**, publish it to their online sites for students, then share with other faculty.

Problems

Online education platforms are outclassing traditional higher education in plain sight of students who comfortably use YouTube and other online tools to acquire skills and credentials.

#1

#2

Lecturers and professors feel underpaid and colleges and universities feel helpless to solve the problem while facing ongoing budgetary pressure.

Solution

#1 Help higher ed catch up by

- Providing better content creation and delivery tools than online competition
- Making content interactive with students and classes, providing feedback early and often

#2 Share revenue with faculty and admin by publishing and giving them stores

Why now?

Online learning is taking hold in the public consciousness and there are only a couple of bolt-on options through which institutions can participate. Competition is driving margins down and creating an opening for institutions to differentiate and cement their standing across platforms.

20+

major online educational platforms and ecosystems

6,300,000

1-in-4 students enrolled in distance learning as of 2016

5%

annual traditional college tuition increase percentage

2

major platforms that currently support higher ed

Killer Feature: The Loop™



Start Here
The Professor writes or updates textbooks + materials from any device
The Professor publishes his or her courses on his or her own branded site
Students can provide ratings feedback for each section
...and can ask The Professor questions
...and make comments that only The Professor sees
...and post questions and comments to other students
...and can provide ratings feedback for each section
The Professor run reports on ratings and activity to see what's happening as it's happening
The Professor
The Students

Features

Store
Instructors and/or their organizations/institutions list courses, curricula or programs in a store for students to purchase

Collaboration
Like Google Docs, instructors can work together on materials in real time as well as track changes

Fork Content
Other instructors can make copies of courses real-time then optionally merge back in when done with changes

Feedback
Students can be allowed to rate, comment on (and even correct) course content, realtime

Flashcards
Students can reinforce with flashcards, providing feedback on how well they know each card

Tracking
Instructors can see which students are using what materials for how long, which flashcards work

Search
Students search all content--including videos--so they don't have to know where concepts are located in materials

Anywhere
Course content can be created and managed from PCs or mobile, as can the courses be taken by students

eBooks+Print
Students can export their materials to eBooks at anytime and can even export to a printed and bound text if desired

Competition


Paid
thinkific
Udemy
zyBooks
SKILLSHARE
WizIQ
Teachers Pay Teachers
coursera
Independent
Institutional
SHOWDEO
YouTube
edX
Free

Market Size

The initial target customers lecturers and professors of public college and university systems in states with fiscal restrictions affecting faculty salaries and support resources.

1.5M

PROFESSORS
@ 5,300 US colleges and universities
Total Available Market

300K

@ PUBLIC INSTITUTIONS
with potential fiscal restriction
Serviceable Available Market

15K

S*DEO PROFS
Market Share

Revenue Model

per Student per Class Fees

15K → 2.25M → $9 → $75M

S*DEO PROFS
Share of Market

STUDENT CLASSES
6 classes/professor/year
25 students per class

AVG FEE
per student per class

REVENUE
2020-2024

Business Plan

A. Target underfunded state school systems, offer solution for superior content tooling, faculty compensation and program funding, e.g. endowed appointments, events

B. Begin textbook publisher outreach

C. Expand to online credential and vocational programs

D. Explore the gig economy secondary/primary school potential

Team



Jason Henderson
Director



Ryan Eller, PhD
Advisor



Adrian Martinez
Developer



Andrew Porter
Developer